UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2009

Commission File Number: 001-16245

W.P. STEWART & CO., LTD.

(Translation of Registrant’s Name Into English)

Trinity Hall

43 Cedar Avenue

P.O. Box HM 2905

Hamilton, HM LX

Bermuda

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

W.P. STEWART & CO., LTD.

Form 6-K:	Table of Contents
1.	Exhibit 99.1 – Press release dated January 5, 2009
2.

Exhibit 99.2 – Amendment No. 2 to Investment Agreement dated as of December 31, 2008, among Arrow Offshore, Ltd., Arrow Partners LP, Arrow Select LP, Arrow Opportunities I, LLC, Arrow Opportunities I, Ltd. and W.P. Stewart & Co., Ltd.

3.	Exhibit 99.3 – Press release dated January 5, 2009 by the New York Stock Exchange

EXHIBITS

See Press Release dated January 5, 2009 regarding the Company’s ceasing to trade on the New York Stock Exchange, deregistering of the Company’s common shares under the Exchange Act, investment performance and business update and financial results for the third quarter and nine months 2008, attached hereto as Exhibit 99.1.

See Amendment No. 2 to Investment Agreement dated as of December 31, 2008, among Arrow Offshore, Ltd., Arrow Partners LP, Arrow Select LP, Arrow Opportunities I, LLC, Arrow Opportunities I, Ltd. and the Company, attached hereto as Exhibit 99.2.

See Press Release dated January 5, 2009 by the New York Stock Exchange regarding its move to suspend and remove the Company from listing, attached hereto as Exhibit 99.3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

W.P. STEWART & CO., LTD.
Date: January 6, 2009	By:	/s/ Susan G. Leber
	Name: Title:	Susan G. Leber Managing Director - Chief Financial Officer